SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 0-12345
A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
STILLWATER MINING COMPANY 401(K) PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
STILLWATER MINING COMPANY
1321 DISCOVERY DRIVE
BILLINGS, MONTANA 59102

REQUIRED INFORMATION
1.	Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan — Financial Statements as of December 31, 2006 and 2005, and for the year ended December 31, 2006 (with Reports of Independent Registered Public Accounting Firms), including the Statements of Net Assets Available For Benefits as of December 31, 2006 and 2005, the Statement of Changes in Net Assets Available For Benefits for the year ended December 31, 2006, and the related Notes to Financial Statements, together with supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2006, and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LC, Independent Registered Public Accounting Firm, and Exhibit 23.2 – Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
STILLWATER MINING COMPANY 401(K) PLAN

June 27, 2007	/s/ John R. Stark

Date	John R. Stark
Vice President, Human Resources,
Corporate Counsel and Secretary

STILLWATER MINING COMPANY
401(K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

STILLWATER MINING COMPANY
401(K) PLAN
Table of Contents

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4
Notes to Financial Statements	5-10

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2006	11
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006	12-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the
Stillwater Mining Company 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of the Stillwater Mining Company 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
As described in Notes 1 and 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006. We audited the adjustment necessary to restate the statement of net assets available for benefits as of December 31, 2005. In our opinion, such adjustment is appropriate and has been properly applied.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2006, and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Tanner LC
Salt Lake City, Utah
June 27, 2007

Report of Independent Registered Public Accounting Firm
To the Administrator of the
     Stillwater Mining Company 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of the Stillwater Mining Company 401(k) Plan (the “Plan”) as of December 31, 2005 before the restatement described in Note 1 to the financial statements. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement (before restatement) referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Billings, Montana
June 27, 2007

STILLWATER MINING COMPANY
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

		As Restated
	2006	2005
ASSETS
Investments at fair value (see note 3):
Mutual funds and guaranteed interest account	$31,072,225	$23,634,316
Common stock fund	4,167,639	3,917,166
Participant loans	1,400,970	1,372,169
Non-interest bearing cash	5,373	11,247

Total investments	36,646,207	28,934,898

Receivables:
Employer contributions	110,672	101,474
Participant contributions and loan repayments	103,941	94,715
Other	3,322	2,224

Total receivables	217,935	198,413

Total assets	36,864,142	29,133,311

LIABILITIES
Accounts payable	1,970	6,192

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	36,862,172	29,127,119

Adjustment from fair value to contract value for fully benefit- responsive guaranteed interest contract	106,462	160,239

NET ASSETS AVAILABLE FOR BENEFITS	$36,968,634	$29,287,358

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME
Net appreciation in fair value of investments (see note 3)	$3,815,196
Interest and dividends	115,748
Interest income on participant loans	108,899

Total investment income	4,039,843

CONTRIBUTIONS
Employer contributions of Employer securities	1,232,696
Participant contributions	2,237,982
Participant rollovers	388,512

Total contributions	3,859,190

DEDUCTIONS
Distributions and withdrawals	1,584,287
Administrative expenses and other	5,850

Total deductions	1,590,137

Net increase before net transfers from other Company plan	6,308,896

NET TRANSFERS FROM OTHER COMPANY PLAN (see note 1)	1,372,380

Net increase	7,681,276

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	29,287,358

End of year	$36,968,634

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
On June 1, 1993, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company 401(k) Plan (the “Plan”). The following description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, covering all non-union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”). An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.
Plan and Trust Administration
The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Investors Bank and Trust Company (the “Trustee”).
Plan Amendments
The Plan was amended in 2005 to allow for lump sum distributions to terminated participants with accumulated benefits in amounts greater than $1,000, but less than $5,000, by way of automatic rollover into an individual retirement account (IRA) designated by the Plan Administrator.
Effective January 1, 2007, the Plan was amended to change the Plan Administrator to the Stillwater Mining Company Retirement Plan Committee.
Contributions
Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation, for the contribution period. The Company matching contribution may be made in Company common stock or cash. During 2006, all Company matching contributions were made in the form of common stock. Each participant also had the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.
The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There was no discretionary contribution made during the year ended December 31, 2006.
During 2006, certain participants aged 50 and over made catch-up contributions totaling $65,287.
Participant Accounts
Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company, and is charged with an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(continued on next page)

STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Investment Options
Upon enrollment in the Plan, a participant directs contributions to any investment option offered. The investment options available under the Plan include blended investment funds. The blended investment funds do not file directly with the Department of Labor and therefore, the underlying assets of each of these funds are listed in the attached supplemental Schedule H, line 4i – schedule of assets (held at end of year). Participants may change their investment options and make transfers between investment options daily.
Vesting
Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon. Vesting in Employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service.
Participant Loans
Participant loans shall not exceed the lesser of: (a) $50,000 (reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2006 and 2005 ranged from 6% to 10.25%. Participant loans mature between January 2007 and November 2015.
Payment of Benefits
Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participant or their beneficiary. Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an individual retirement account (IRA). Accounts which are less than $1,000 are automatically distributed in a lump-sum.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future Company matching contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $162,066 and $172,439, respectively. During 2006, $89,987 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2006 totaled $9,237. The amount of forfeitures used to pay administrative expenses in 2006 totaled $2,089. The amount of forfeitures used to reduce Employer matching contributions in 2006 totaled $107,508.
Plan to Plan Transfers
Net transfers from the other Company plan consist of $1,372,380 of net transfers from the Stillwater Mining Company Bargaining Unit 401(k) Plan for the year ended December 31, 2006. The Stillwater Mining Company Bargaining Unit 401(k) Plan covers union employees of the Company (as defined by the Plan document) and, therefore, transfers to and from this Plan occur when the union membership status of an employee changes.
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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Basis of Presentation
The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Adoption of New Standard
In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in fully benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.
Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year. Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in blended investment funds, which is valued as described below. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed interest account is calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see note 5). The market value formula MassMutual uses is the same as a serial bond valuation formula for a bond which repays its original principal in installments, pays interest on the outstanding principal, and is being valued in the current interest rate environment. Purchases and sales of investments are recorded on a trade date basis.
(continued on next page)

STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.
Expenses of the Plan
The Company may pay expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to, audit fees, legal expenses and other administrative costs, may be paid by the Company.
Payment of Benefits
Benefits are recorded when paid by the Plan.
NOTE 2 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
In 2006 and 2005, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), a benefit-responsive investment contract, with MassMutual, a party-in-interest to the Plan (see note 5). MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 1, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting interest rates were 4% and 3.25% as of December 31, 2006 and 2005, respectively.
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
The issuer may terminate the guaranteed interest contract with the Plan due to a failure of the Plan to comply with the contractual requirements; failure by the Plan to meet the requirements of the Internal Revenue Code, or a termination or partial termination of the Plan. For termination or partial termination of the Plan, the issuer may terminate at a settlement amount other than the contract value.

Average Yields:	2006	2005

Based on actual earnings	4.112%	3.491%
Based on interest rate credited to participants	4.112%	3.491%
NOTE 3 — INVESTMENTS
The following presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2006		2005
	# of		# of
	shares,		shares,
	units or		units or
	loans	Fair Value	loans	Fair Value

Stillwater Unitized Stock Fund	514,620	$4,167,639	518,021	$3,917,166

Mutual Funds
American Funds Growth Fund of America	126,204	4,095,333	115,502	3,522,813
Davis Large Cap Value Fund	264,176	3,402,589	266,936	3,021,721
Baron Growth Fund	66,663	3,325,130	60,105	2,728,774
Oppenheimer Developing Market Fund	83,225	3,429,706	64,452	2,341,543
American Funds EuroPacific Growth Fund	70,761	3,247,921	56,232	2,283,581
PIMCO Total Return Fund	*	*	138,798	1,457,375

		17,500,679		15,355,807

Guaranteed interest account	340,398	3,588,202	203,597	1,985,897

Other investments less than 5% of the Plan’s net assets		11,389,687		7,676,028

		$36,646,207		$28,934,898

*	Amount was not greater than 5% of net assets for the year.
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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$608,290
Mutual funds	3,206,906

$3,815,196

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.
NOTE 5 — RELATED PARTY TRANSACTIONS
MassMutual Retirement Services, the record keeper of the Plan is a division of MassMutual. Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see note 2). These transactions qualify as exempt party-in-interest transactions.
The Company made matching contributions in Company common stock of $1,232,696 (101,993 shares) during the year ended December 31, 2006. At December 31, 2006 and 2005, the Plan held $4,074,392 (326,212 shares) and $3,777,584 (326,498 shares), respectively, of common stock; and $93,247 and $139,582, respectively, of interest-bearing cash in a unitized Company stock fund.
At December 31, 2006 and 2005, the Plan had Employer contributions receivable of $110,672 and $101,474, respectively.
At December 31, 2006 and 2005, the Plan held loans from participants totaling $1,400,970 and $1,372,169, respectively. Interest income on these loans was $108,899 for 2006.
NOTE 6 — TAX STATUS
The Internal Revenue Service issued a determination letter dated March 1, 2005, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.
NOTE 7 — NONEXEMPT TRANSACTIONS
During 2006, there were unintentional delays by the Company in submitting certain employee contributions and loan repayments in the aggregate amount of $202 to the Trustee. The Company has reimbursed the Plan for lost interest in the amount of $10 in 2007.

STILLWATER MINING COMPANY
401(K) PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006

Participant Contributions	Total that Constitute
Transferred Late to Plan	Nonexempt Prohibited Transactions

$202	$202
See Report of Independent Registered Public Accounting Firm

STILLWATER MINING COMPANY
401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		(c) Description of
		investment
		including
		maturity date,
		rate of interest,	Number of
	(b) Identity of issue, borrower, lessor,	collateral, par or	Units/	(d)	(e) Current
(a)	or similar party	maturity value	Shares	Cost	Value

	American Funds Growth Fund of America	Mutual Fund	126,204	N/A	$4,095,333
	Davis Large Cap Value Fund	Mutual Fund	264,176	N/A	3,402,589
	Baron Growth Fund	Mutual Fund	66,663	N/A	3,325,130
	Oppenheimer Developing Market Fund	Mutual Fund	83,225	N/A	3,429,706
	American Funds EuroPacific Growth Fund	Mutual Fund	70,761	N/A	3,247,921
	PIMCO Total Return Fund	Mutual Fund	109,019	N/A	1,131,620
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	85,766	N/A	1,224,745
	Oppenheimer Main Street Fund	Mutual Fund	27,105	N/A	1,102,076
	Northern Trust Indexed Equity Fund	Mutual Fund	63,169	N/A	825,622
	Oppenheimer Champion Income Fund	Mutual Fund	44,759	N/A	426,103
	T. Rowe Price Small Company Value Fund	Mutual Fund	25,472	N/A	393,033
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	8,143	N/A	264,062

	Stillwater Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	8,584	N/A	278,560
	Davis Large Cap Value Fund	Mutual Fund	20,415	N/A	262,951
	Northern Trust Indexed Equity Fund	Mutual Fund	10,076	N/A	131,692
	Oppenheimer Main Street Fund	Mutual Fund	3,239	N/A	131,683
	Oppenheimer Champion Income Fund	Mutual Fund	11,748	N/A	111,840
	PIMCO Total Return Fund	Mutual Fund	10,608	N/A	110,113
	Oppenheimer Developing Market Fund	Mutual Fund	2,339	N/A	96,370
	American Funds EuroPacific Growth Fund	Mutual Fund	2,089	N/A	95,874
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	2,254	N/A	73,113
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	4,098	N/A	58,519
	Baron Growth Fund	Mutual Fund	1,171	N/A	58,387
	T. Rowe Price Small Company Value Fund	Mutual Fund	3,775	N/A	58,253

			114,378		1,467,355

	Stillwater Ultra-Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	9,485	N/A	307,798
	Davis Large Cap Value Fund	Mutual Fund	21,727	N/A	279,848
	Oppenheimer Main Street Fund	Mutual Fund	3,613	N/A	146,907
	Northern Trust Indexed Equity Fund	Mutual Fund	10,219	N/A	133,559
	Oppenheimer Developing Market Fund	Mutual Fund	2,464	N/A	101,525
	American Funds EuroPacific Growth Fund	Mutual Fund	2,200	N/A	100,981
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	4,676	N/A	66,767
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	2,058	N/A	66,734
	Baron Growth Fund	Mutual Fund	1,335	N/A	66,614
	T. Rowe Price Small Company Value Fund	Mutual Fund	4,307	N/A	66,461

			96,728		1,337,194

See Report of Independent Registered Public Accounting Firm
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STILLWATER MINING COMPANY
401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		(c) Description of
		investment
		including
		maturity date,
		rate of interest,	Number of
	(b) Identity of issue, borrower, lessor,	collateral, par or	Units/	(d)	(e) Current
(a)	or similar party	maturity value	Shares	Cost	Value

	Stillwater Moderate Blend:
	PIMCO Total Return Fund	Mutual Fund	31,540	N/A	327,382
	American Funds Growth Fund of America	Mutual Fund	4,030	N/A	130,786
	Davis Large Cap Value Fund	Mutual Fund	8,672	N/A	111,691
	Oppenheimer Main Street Fund	Mutual Fund	1,605	N/A	65,258
	Northern Trust Indexed Equity Fund	Mutual Fund	4,280	N/A	55,938
*	Guaranteed Interest Account (at contract value)	Insurance Contract	4,327	N/A	46,912
	Oppenheimer Developing Market Fund	Mutual Fund	1,032	N/A	42,528
	American Funds EuroPacific Growth Fund	Mutual Fund	921	N/A	42,296
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	1,958	N/A	27,964
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	862	N/A	27,951
	Baron Growth Fund	Mutual Fund	559	N/A	27,900
	T. Rowe Price Small Company Value Fund	Mutual Fund	1,804	N/A	27,835

			77,783		934,441

	Stillwater Conservative Blend:
	PIMCO Total Return Fund	Mutual Fund	42,543	N/A	441,601
*	Guaranteed Interest Account (at contract value)	Insurance Contract	16,340	N/A	177,143
	American Funds Growth Fund of America	Mutual Fund	1,902	N/A	61,730
	Davis Large Cap Value Fund	Mutual Fund	4,094	N/A	52,726
	Northern Trust Indexed Equity Fund	Mutual Fund	2,020	N/A	26,407
	Oppenheimer Main Street Fund	Mutual Fund	649	N/A	26,404
	Oppenheimer Developing Market Fund	Mutual Fund	541	N/A	22,283
	American Funds EuroPacific Growth Fund	Mutual Fund	483	N/A	22,178
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	542	N/A	17,593
	Baron Growth Fund	Mutual Fund	352	N/A	17,563
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	616	N/A	8,800
	T. Rowe Price Small Company Value Fund	Mutual Fund	568	N/A	8,761

			76,649		883,189

	Stillwater Unitized Stock Fund:
*	Stillwater Mining Company	Common Stock	326,212	N/A	4,074,392
	Interest Bearing Cash		93,247		93,247

			514,620		4,167,639

*	Participant Loans	Interest rates from 6% to 10.25%	168	0	1,400,970

	Non-Interest Bearing Cash				5,373
*	Guaranteed Interest Account (at contract value)	Insurance Contract	340,398	N/A	3,688,568

					$36,752,669

*	Party-in-interest to the Plan
See Report of Independent Registered Public Accounting Firm
Note: Amounts for column (d) are not required as the investments are participant directed.

Table of Contents
STILL WATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
EXHIBIT INDEX

Exhibit	Document
23.1	Consent of Tanner LC, Independent Registered Public Accounting Firm

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.